SUPPLEMENTAL DATA	Exhibit 99(c)
SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2007 and 2006 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Profit(1)		Assets(2)		Free cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	12/31/07	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	11,001	10,151	8,906	8,160	268	239	9,174	8,399	994	777	12,197	11,836	563	111	228	238	232	198
Energy	9,079	8,316	4,951	4,438	84	98	5,035	4,536	347	304	3,458	3,367	333	64	88	75	78	79
Healthcare	2,806	2,211	2,641	2,088	12	14	2,653	2,102	332	304	13,284	8,234	69	121	140	96	150	77

Total Sectors	22,886	20,678	16,498	14,686	364	351	16,862	15,037	1,673	1,385	28,939	23,437	965	296	456	409	460	354
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	26	52	5,290	4,891	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,225	1,361	1,007	1,018	333	296	1,340	1,314	70	26	504	253	(144)	(123)	22	54	57	71
Siemens Financial Services (SFS)	182	178	156	153	25	24	181	177	77	83	8,933	8,912	(120)	(36)	143	82	71	64
Reconciliation to consolidated financial statements
Other Operations	735	752	610	714	98	86	708	800	(64)	15	(706)	(704)	(161)	(183)	26	25	24	32
Siemens Real Estate (SRE)	394	421	99	135	295	286	394	421	139	69	3,145	3,091	(32)	(45)	55	44	39	40
Corporate items and pensions	31	18	30	23	3	3	33	26	(291)	(649)	(2,176)	(2,564)	(779)	(403)	12	11	9	11
Eliminations, Corporate Treasury and other reconciling items	(1,211)	(1,164)	—	—	(1,118)	(1,046)	(1,118)	(1,046)	(113)	(44)	46,737	54,239	54	134	(10)	(12)	(17)	(18)

Siemens	24,242	22,244	18,400	16,729	—	—	18,400	16,729	1,517	937	90,666	91,555	(217)	(360)	704	613	643	554

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities (“Net capital employed”). Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds, while Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €87 and €5 for the three months ended December 31, 2007 and 2006, respectively.

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